July 9, 2008

Mail Stop 4561

Mr. Ephren Taylor
City Capital Corporation
2000 Mallory Lane
Suite 130-301
Franklin, TN 37067

> **Re:** **City Capital Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 5/1/08**
> **File No. 033-05902-NY**

Dear Mr. Taylor:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Results of Operations for the year ended December 31, 2007 compared to the year ended December 31, 2006, page 18

1. In future filings, please elaborate upon the causes for any material changes from period to period in any line items in your financial statements, placing particular emphasis on trends and prospects for the future. Refer to Item 303(B)(1)(vi) of

Regulation S-B and Item 303(A)(3) of Regulation S-K. Additionally, please tell us and disclose in future filings what is included in $4.2 million consulting expense incurred in 2007.

Note 1: History of Operations, page F-10

2.   We note that you acquired St. Clair Superior Apartment in October 2007 and have included it in your results of operations for the fourth quarter. Please advise us how you have accounted for the assets and liabilities acquired, as well as their carrying amounts as of the balance sheet date. Include a purchase price allocation in your response. Refer to paragraph 51(e) of SFAS 141.

3.   It appears that the St. Clair acquisition was significant above the 20% level. Please file a Form 8-K to provide the financial statements required by Rule 310(c-d) of Regulation S-B.

Note 3: Significant Accounting Policies, page F-10

Impairment of long-lived assets, page F-11

4.   You refer to land inventory and related communities under development, which due to a commitment to sell the subsidiaries in which our land resides, you have presented as assets held for sale. It does not appear that you have recorded land or assets held for sale on your balance sheet. Please advise.

Revenue, page F-12

5.   We note that a majority of your revenue was derived from consulting fees. Please elaborate upon your policy for recognizing fees from consulting engagements pursuant to paragraph 12 of APB 22 and SAB 104. For instance, disclose the nature, terms and elements of arrangements, relevant accounting literature and revenue recognition criteria applicable to that literature, how and when revenue recognition criteria are considered to have been met and the specific point in time revenue is recognized. Please provide your proposed revisions supplementally as well as in future filings.

Note 9: Notes Payable and Line of Credit, page F-15

6.   We note that promissory note holders were issued one share of stock for each dollar of principal assigned to Lucian Group in August 2007. Please tell us how you accounted for this stock issuance and how much expense, if any, was recorded in your financial statements.

Form 10-Q for the quarter ended March 31, 2008

Note 1. Basis of Presentation and Organization and Significant Accounting Policies, page 7

7.   We note that you recognized commission revenues during the three months ended March 31, 2008. Please tell us your revenue recognition policy for these commissions. Refer to SAB 104.

Note 9. Subsequent Events, page 11

8.   Please advise us how you determined the value of the 2,500,000 shares issued for officer compensation subsequent to March 31, 2008. We may have further comment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief